Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 14, 2006 relating to the financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the 2006 Annual Report to Shareholders of 8x8 Inc, which is incorporated by reference in 8x8 Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006. We also consent to the incorporation by reference of our report dated June 14, 2006 relating to the financial statement schedule, which appears in such Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
September 26, 2006